# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Suja Life, Inc., CIK 0001934114
CUSIP: 86508F102
Title of class of securities: Class A common stock, par value $0.0001 per share
Address of issuer's principal executive offices: 3831 Ocean Ranch Blvd, Oceanside, California (CA), 92056
Date of event which requires filing of this statement: 09/03/2026
Amends the filing with accession number 0001140361-26-033641
Filed by CIK 0001818714
Persons authorized to receive notices and communications: Kevin Schwartz, c/o Paine Schwartz Partners, 610 Broadway, 3rd Floor, New York, New York (NY), 10012, (212) 379-7200

## Reporting persons
- Paine Schwartz Food Chain Fund V GP, Ltd. (CIK 0001818714): type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 26,757,565; sole dispositive power 0; shared dispositive power 26,757,565; aggregate amount beneficially owned 26,757,565 (69.3% of the class)
  Comment: The reported securities include (i) 11,921,253 shares of Class A common stock, par value $0.0001 per share (the "Class A Common Stock") of the Issuer and (ii) 14,836,312 shares of Class A Common Stock issuable upon the exchange of 14,836,312 Class A common units (the "LP Units") of Suja Life Holdings, L.P. ("Holdings LP"), together with an equal number of shares of Class V common stock, par value $0.0001 per share (the "Class V Common Stock") of the Issuer.
  
  The percent of class is calculated based on (i) 23,788,700 shares of Class A Common Stock outstanding as of July 31, 2026, as reported on the Issuer's Form 10-Q filed on August 4, 2026, plus (ii) 14,836,312 shares of Class A Common Stock issuable upon the exchange of 14,836,312 LP Units together with an equal number of shares of Class V Common Stock.

## Item 1. Security and Issuer
Title of class of securities: Class A common stock, par value $0.0001 per share
Name of issuer: Suja Life, Inc.
Address of issuer's principal executive offices: 3831 Ocean Ranch Blvd, Oceanside, California (CA), 92056
Comment: This Amendment No. 3 ("Amendment No. 3") amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission on August 18, 2026 (the "Original Schedule 13D" and, together with Amendment No. 1 to the Original Schedule 13D filed with the Securities and Exchange Commission on August 25, 2026 ("Amendment No. 1"), Amendment No. 2 to the Original Schedule 13D filed with the Securities and Exchange Commission on August 31, 2026 ("Amendment No. 2"), and this Amendment No. 3, the "Schedule 13D"). Capitalized terms used herein and not otherwise defined in this Amendment No. 3 have the meanings set forth in the Original Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Original Schedule 13D is hereby amended and supplemented as follows:

Open Market Purchases

From September 1, 2026 through September 8, 2026, PSP Suja Life Aggregator, L.P. ("Suja Life Aggregator") purchased an aggregate of 650,000 shares of Class A Common Stock in open market transactions, for which it paid an aggregate of $6,769,312.50, including brokerage commissions (the "Open Market Purchases"). The Open Market Purchases are set forth in detail in Schedule I of this Amendment No. 3 and are incorporated herein by reference effected during this period.

Source of Funds

Suja Life Aggregator used available investment funds in its possession to fund the Open Market Purchases of the shares of Class A Common Stock described above.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Items 5(a), (b) and (c) of the Original Schedule 13D are hereby amended

The Reporting Person beneficially owns an aggregate of 26,757,565 shares of Class A Common Stock, representing 69.3% of the Class A Common Stock outstanding based on (i) 23,788,700 shares of Class A Common Stock outstanding as of July 31, 2026, as reported on the Issuer's Form 10-Q filed on August 4, 2026, plus (ii) 14,836,312 shares of Class A Common Stock issuable upon the exchange of 14,836,312 LP Units together with an equal number of shares of Class V Common Stock.

The securities reported herein consist of shares of Class A Common Stock held directly by PSFC Fund V B, PSFC Fund V C, PSFC Fund V D, Consortium Aggregator, and Suja Life Aggregator. Paine Schwartz Food Chain Fund V, L.P. ("PSFC Fund V") is one of the members of Consortium Aggregator. The sole general partner of PSFC Fund V, PSFC Fund V B, PSFC Fund V C, PSFC Fund V D, and Suja Life Aggregator is Paine Schwartz Food Chain Fund V GP L.P. ("PSFC Fund V GP"). The general partner of PSFC Fund V GP is Paine Schwartz Food Chain Fund V GP, Ltd., which is managed by a board of directors that includes W. Dexter Paine, III, Angelos Dassios, and Kevin Schwartz. Mr. Schwartz serves on the Issuer's board of directors and may be deemed to exercise investment control over the reported securities. Pursuant to Rule 13d-4 of the Act, the Reporting Person declares that filing this Statement shall not be deemed an admission that the Reporting Person, or any of the foregoing, is a beneficial owner of the reported securities, for purposes of Section 13(d) and/or Section 13(g) or for any other purpose.
Number of shares as to which each person has sole or shared power to vote or dispose: The responses of the Reporting Person set forth in rows (7) through (10) of the cover page of this Schedule 13D and the information set forth in Item 5(a) hereof are incorporated by reference into this Item 5(b).
Transactions in the class effected during the past sixty days: The Open Market Purchases of the Class A Common Stock by Suja Life Aggregator from September 1, 2026 through September 8, 2026 are set forth in Schedule I of this Amendment No. 3 and are incorporated herein by reference. Additional open market purchases effected during the past sixty days were previously reported in the Original Schedule 13D, Amendment No. 1, and Amendment No. 2.

## Signatures
- Paine Schwartz Food Chain Fund V GP, Ltd.: /s/ Renata Lombardi Malavazzi, Renata Lombardi Malavazzi, as Attorney-in- Fact (09/08/2026)